[LETTERHEAD OF PAUL HASTINGS LLP]

1(212) 318-6097

billbelitsky@paulhastings.com

January 14, 2016	91322.00012

VIA EDGAR

Mr. Asen Parachkevov

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:                             Morgan Stanley Global Investment Solutions — Optimized Equity Dividend Strategy, Series 1

(the “Fund”) (File No. 333-208508)

Dear Mr. Parachkevov:

On behalf of Morgan Stanley Smith Barney LLC (the “Sponsor”), we are writing in response to the comments contained in the Staff’s comment letter dated January 8, 2016, with respect to the above-referenced Fund. The Fund consists of one underlying unit investment trust portfolio, Optimized Equity Dividend Strategy, Series 1 (the “Portfolio”).

The Registrant’s responses to your comments are reflected below. Corresponding revisions to the Fund’s registration statement will be reflected in the Fund’s pricing amendment, which is currently anticipated to be filed on or about January 21, 2016. Capitalized terms have the same meanings as in the Fund’s registration statement, unless otherwise indicated.

PROSPECTUS

Investment Summary — Investment Concept and Selection Process

1. It is disclosed that the Fund “will seek to meet its objective by investing in a portfolio of stocks with high dividend yields that also possess certain fundamental valuation, quality, growth and price characteristics.” Rule 35d-1 under the Investment Company Act of 1940 (the “Investment Company Act”) requires an “equity dividend” fund to invest at least 80% of its assets (plus borrowings for investment purposes) in such issuers. Please revise the disclosure.

Response: In accordance with the above comment, the “Investment Summary — Investment Concept and Selection Process” section has been revised to reflect that, as of the time of selection, at least 80% of the Portfolio’s assets consist of stocks with a positive dividend yield as reported in FactSet.

2. The disclosure states that the Fund’s investment strategy is “optimized” subject to a number of constraints (such as position size). Please provide a more robust explanation of the constraints in this section: e.g. state that such constraints include predicted volatility, dividend yield, position size, sector and industry exposure and portfolio overall risk. Explain that a fuller discussion of the optimization process is provided later in the Registration Statement.

Response: The “Investment Summary — Investment Concept and Selection Process” section has been revised in accordance with the above comment.

Principal Risk Factors

3. The disclosure indicates the Fund will invest significantly in one or more sectors. Please identify the sectors and refer to the “Risk Factors” section where an investor can find additional disclosure regarding risks associated with such sectors.

Response: The Sponsor is expected to select the actual securities for inclusion in the Portfolio as of the close of business on January 15, 2016, almost one week prior to the currently anticipated effectiveness (and deposit) date of January 21, 2016. For that reason, it is not yet possible to determine whether an investment in the Portfolio would entail industry risks other than those included in the Fund’s registration statement.  To the extent that there are concentrations in any economic sectors or geographic regions, the above referenced disclosure will be revised in the Fund’s pricing amendment for which the Sponsor will seek effectiveness.

The Portfolio

4. The section explains that the Portfolio “may not be fully invested at all times.” In your response, please explain why a unit investment trust would not be fully invested at all times. We may have additional comments.

Response: The Portfolio may not be fully invested at all times as a result of the (i) purchase and sale of securities for various reasons during its life, and (ii) dividends or other income received that has yet to be distributed to Unitholders. The Portfolio will purchase additional securities to create units during the initial offering period. In doing so, the Portfolio and may be unable, on any particular business day, to use the entire amount of any additional cash deposited to purchase securities in the exact increments that would maintain the same percentage relationship among the number of shares of each Portfolio security that existed immediately prior to such deposit.  The Portfolio will sell securities for reasons that include meeting redemptions or paying expenses, and in that process, securities may be sold in amounts slightly exceeding the amount of cash needed due to the increments and/or relative proportions of securities being sold.  Further, dividends and other cash distributions received reside in the Portfolio until they are distributed to Unitholders on the next applicable distribution date.

It is currently anticipated that a pricing amendment of the Trust’s registration statement, which the Sponsor will request the Commission to declare effective, will be filed on the morning of Thursday, January 21, 2016. Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above.  Thank you.

Sincerely,

/s/ Bill Belitsky

Bill Belitsky
for PAUL HASTINGS LLP

Enclosures